UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              FORM N-54C

      NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
    SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Technology Funding Partners III, L.P.

Address of Principal Business Office: c/o Technology Funding Inc., 1107 Investment Boulevard, Suite 180, El Dorado Hills, California 95762

Telephone Number (including area code):  916-941-1400

File Number under the Securities Exchange Act of 1934:  814-00048

Reason for Withdrawal: The undersigned company hereby notifies the Securities and Exchange Commission that the basis for filing the notification of withdrawal is that the Partnership has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding partnership interests. The Partnership has been dissolved and wound up under Delaware law, and its assets, subject to all liabilities, distributed to a liquidating trust, which will sell off the remaining assets and pay all liabilities. This change was approved at a special meeting of limited partners on July 7, 2006, with 146,503 units voting for early dissolution and withdrawal of the election to be regulated as a BDC, 11,564 units voting against the proposal, and 1,933 units abstaining. The executed State of Delaware Certificate of Cancellation is attached as Exhibit A.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be signed on its behalf by the undersigned duly authorized person.


TECHNOLOGY FUNDING PARTNERS III, L.P.

By:    TECHNOLOGY FUNDING INC.
       TECHNOLOGY FUNDING LTD.
       Managing General Partners

Date: July 10, 2006             By:  /s/ Charles R. Kokesh
                                ------------------------------
                                President, Chief Executive Officer,
                                Chief Financial Officer and
                                Chairman of Technology Funding Inc.
                                and Managing General Partner of
                                Technology Funding Ltd.

Exhibit A to Form N-54C

                         STATE OF DELAWARE

                    CERTIFICATE OF CANCELLATION

                                OF

                 Technology Funding Partners III, L.P.


1. The name of the limited partnership is Technology Funding Partners III, L.P. (the "Partnership").

2. The Certificate of Limited Partnership of the Partnership was originally filed on December 4, 1986.

3. This Certificate of Cancellation shall be effective when filed with the Secretary of State of the State of Delaware.

     IN WITNESS WHEREOF, the undersigned, being all of the General Partners of the Partnership, have executed this Certificate of Cancellation of Technology Funding Partners III, L.P., this 7th day of July, A.D. 2006.


Technology Funding Inc.

By:  /s/ Charles R. Kokesh
         President

Technology Funding Ltd.

By:  /s/ Charles R. Kokesh
         Managing General Partner